Exhibit 99.3

NICE Opens Nominations for PSAPs’ Finest Awards

New for 2016, NICE adds PSAP of the Year award

Paramus, New Jersey – January 7, 2016 – NICE Systems has opened nominations for the 2016 PSAPs’ Finest Awards, an annual global recognition program for emergency communications professionals now in its eleventh year. Awards are presented annually to individuals chosen as the Director, Line Supervisor, Technician, and Telecommunicator of the Year. New for 2016 is the addition of a category for PSAP of the Year.

Any public safety communications professional or agency is eligible to receive an award. Winners are selected by an independent judging panel which evaluates the pool of nominees based on their specific accomplishments, skills and service to community. Judges for 2016 include: Keith Godwin, E911/Communications Section Chief, Alachua County (FL); Major Ronald D. Hoefeld, Jr., Communications Commander, Jefferson Parish Sheriff's Office (LA); Randy Beeman, Emergency Services Director/Fire Marshall, Cumberland County Emergency Services (NC); Chris Kearns, M.Sc., Manager, Public Safety Communications Center, City of Lethbridge (Canada); Maria Jameson-Owens, Deputy Director, Kitsap 911 (CENCOM) (WA); and Hattie Schweitzer, Dispatch Supervisor, SNOPAC 911 (WA).

Nominations can be submitted online on the PSAPs’ Finest website through June 1, 2016. Winners will be announced in August 2016.

Questions regarding the 2016 PSAPs’ Finest Awards can be directed to PSInfo@NICE.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact - NICE
Erik Snider, +1 877 245 7448, erik.snider@nice.com

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